5:00 p.m. EDT / 2:00 p.m. PDT, Thursday, August 18, 2005 5:00 a.m. Beijing / Hong Kong Time, Friday, August 19, 2005

Linktone Reports Strong Revenue and Earnings Growth For Second Quarter 2005

Company Delivers $17.5 Million in Top Line Sequential Growth and $3.7 Million in
Quarter-Over-Quarter Net Income Growth

SHANGHAI, China, August 18, 2005 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment services to consumers in China, today announced its financial results for the second quarter ended June 30, 2005.

•	Gross revenues: $17.5 million, up 16% quarter-on-quarter from $15.1 million in the first quarter of 2005 and up 45% year-over-year from $12.1 million in the second quarter of 2004;

•	GAAP net income: $3.7 million, up 16% quarter-on-quarter from $3.2 million in the first quarter of 2005 and up 6% year-over-year from $3.5 million in the second quarter of 2004;

•	GAAP earnings per fully diluted ADS: $0.14, an increase from $0.12 in the first quarter of 2005 and $0.13 in the second quarter of 2004; and

•	Adjusted earnings per fully diluted ADS (excluding the effect of non-cash compensation stock expense): $0.15, compared with $0.14 in the first quarter of 2005.

“Our strong second quarter results were due to our diverse service offerings and focused, multi-channel marketing programs through mobile operators and partner channels that drove the increased popularity of our wireless VAS offerings,” said Raymond Yang, Chief Executive Officer. “We achieved great success executing on initiatives that we have identified as two of our core strategies. First, we continued to grow our leading position in distributing services through off-deck which means — those services promoted directly through our own advertising and marketing channels to mobile consumers. Second, we executed on a broad number of product development and marketing strategies that increased our on-deck penetration – those marketing and sales strategies executed through the mobile operators to reach our customers. We are confident we will be able to maintain our position in the market by continuing to build and diversify our core wireless business and deliver solid results to our shareholders.”

Linktone’s second quarter 2005 net income under U.S. generally accepted accounting principles (GAAP) included $0.5 million of non-cash stock-based compensation expense. Excluding the effect of this expense, adjusted net income for the second quarter was $4.3 million, or $0.15 per fully diluted American Depositary Share (ADS). This compared with adjusted net income of $3.7 million, or $0.14 per fully diluted ADS in the first quarter of 2005, which excluded non-cash stock-based compensation expenses. The reconciliation of GAAP measures with non-GAAP measures for net income and net income per ADS included in this news release is set forth in the Company’s financial statements below. All diluted per-share computations for the second quarter were based on 27.5 million weighted average ADSs outstanding on a fully diluted basis.

Second quarter Revenue Mix

Linktone’s second quarter revenue mix continued to show steady diversification across a wide variety of product areas including SMS, MMS, WAP, IVR and RBT. Linktone’s second quarter sales of 2.5G and audio-related services were $6.9 million, or 40% of gross revenues, compared with $5.3 million, or 35%, for the first quarter of 2005. Multimedia messaging services (MMS), wireless application protocol services (WAP), and Java games remained relatively steady, accounting for 13% of second quarter gross revenues, compared with 14% for the first quarter of 2005. Audio-related services, including interactive voice response services (IVR) and ring-back services (RBT), generated 27% of gross revenues, up sequentially from 21%. Linktone attributes the increase to successful sales promotions, effective cross-selling, and the penetration of new provinces with China Netcom and China Telecom.

The company’s second quarter sales of short messaging services (SMS) were $10.4 million, up from $9.8 million in the prior quarter. This represented 59% of total gross revenues, compared to 65% for the prior quarter, demonstrating Linktone’s continued diversification of product offerings. The sequential growth resulted primarily from increased promotional activity.

Linktone estimates that it averaged approximately 7.3 million paying users per month for the second quarter of 2005, which was largely unchanged from the estimate for the first quarter of 2005. The company estimates that average revenue per user (ARPU) was approximately $0.71 per month for the second quarter of 2005, an increase compared to approximately $0.69 from the previous quarter. Linktone attributes the increase in ARPU to its continued diversification of product offerings and effective cross-selling strategies.

Margins and Balance Sheet

Linktone’s gross margin for the second quarter of 2005 was 66% of net revenues, or gross revenues minus business tax, which was unchanged compared with 66% for the first quarter of 2005 and 68% for the second quarter of 2004.

Second quarter operating expenses totaled $7.8 million, compared with $4.6 million for the second quarter of 2004 and with $6.6 million for the first quarter of 2005. The sequential increase reflected higher personnel expenses resulting from headcount additions in the product development department, investment in print and broadcast media marketing of services, and expenses related to increased research and development into next generation services.

Product development expenses for the second quarter of 2005 were $1.5 million, compared with $1.1 million for the first quarter of 2005 and $0.7 million for the second quarter of 2004. Selling and marketing expenses were $3.4 million for the second quarter of 2005, compared with $2.6 million for the first quarter of 2005 and $2.2 million for the second quarter of 2004. Non-cash stock-based compensation expense was $0.5 million, unchanged compared with the prior quarter and the second quarter of 2004. Other general and administrative expenses were $2.4 million, unchanged from the prior quarter and compared with $1.3 million for the second quarter of 2004. Linktone’s net margin was unchanged at 22% compared with the first quarter of 2005 and decreased from 30% in the second quarter of 2004. Operating margins were 19% of net revenues, compared with 21% for the first quarter of 2005 and 28% in the second quarter of 2004.

At June 30, 2005, Linktone’s balance sheet included cash, cash equivalents and short-term investments available for sale totaling $77 million. During the second quarter of 2005, Linktone generated positive cash flow from operations of $2.0 million. At June 30, 2005, days sales outstanding (DSOs), improved to 87 days, compared with 93 days at March 31, 2005.

“Second quarter revenues demonstrated strong growth due to our focused execution and delivery of increasingly diversified product offerings, which enabled us to deliver solid results to our shareholders,” commented Colin Sung, Chief Financial Officer. “In addition, the company continues to invest in future growth, with a focus on long-term marketing strategies and a special emphasis on research and development of next generation services, organically and through acquisitions. Meanwhile, management continues to carefully monitor the use of capital, enforce fiscal discipline, and work toward implementing efficiencies as our new services gain momentum. Our primary focus is to maintain the right mix of investment and growth in order to continue to build shareholder value.”

Market Leadership

Linktone’s continued strong growth, combined with market consolidation, is a driving force for the company’s emergence as one of the market leaders in several categories critical for its strategic execution on growth.

•	Diversification: Linktone has developed one of the broadest portfolios of wireless value-added services in China. Linktone believes that its leading position in wireless diversification will result in more consistent and multi-source revenue growth. Linktone also believes that its strength in wireless diversification is critical to achieve overall market leadership in next generation services.

•	Business Model: Linktone is gaining momentum on two parallel segments of its business in the marketing of its services through on-deck and off-deck channels. Linktone advanced in its on-deck positioning this quarter, driven by its acquisition of Beijing Cosmos Digital Technology, a provider of next-generation WAP services to China Unicom which is the second largest mobile network operator in China. Linktone also continues to build on its strong position in promoting services through off-deck channels, and widened its lead this quarter due to continued expansion of partnerships with marketing channels such local and national broadcast media.

•	Product Leadership: Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community. Linktone has invested in the growth of its Advanced Gaming business through its acquisition of Brilliant Concept Investments, an innovative developer and operator of localized online casual gaming in China. Linktone believes that this acquisition will be a key factor in gaining market share given the highly synergistic nature of online casual and wireless gaming. Linktone has also recently launched its internally developed Instant Message Aggregator (IMA) to introduce its large user base to an advanced instant messaging product, which it believes will drive market positioning for Community oriented products. Linktone further enhanced its distribution of its Music products in the second quarter. In addition to existing partnerships with Sony, Universal, Warner Music, and EMI, the company signed groups of independent popular music artists and gained more traction in the company’s distribution of its Music products. Finally, Linktone is a leader in Graphics products such as wall papers and screen savers, and cooperates with several Chinese digital graphic centers to enhance the depth and quality of services in this category.

Recent Business Highlights

Since reporting its first quarter results on May 23, 2005, Linktone’s key business highlights have included the following:

Mergers and Acquisitions

•	Completion of the acquisition of Brilliant Concept Investments for a total cash consideration not to exceed $11.5 million.

•	Completion of the acquisition of Beijing Cosmos.

Content Partnerships

•	Completion of a partnership with New World Mobility, Hong Kong’s fastest growing mobile operator, to launch the popular Hong Kong-idols-based mobile entertainment service.

•	Completion of a partnership with Emperor Entertainment Group (EEG), a well-known Hong Kong entertainment company, to use some of EEG artists’ pictures and songs for our wireless products.

Stock Repurchase Program

•	Approval by Linktone’s board of directors of a stock repurchase program for up to $15.0 million worth of Linktone ADSs in open-market transactions on the Nasdaq National Market, subject to shareholder approval at the company’s 2005 Annual General Meeting of Shareholders to be held on September 7, 2005 in Shanghai, China.

•	For purposes of clarification, the company has repurchased no shares through the date of this announcement, and the ability for the company to repurchase shares is contingent upon its shareholders approving the repurchase program at the 2005 Annual General Meeting.

Business Outlook

For the third quarter ending September 30, 2005, Linktone expects GAAP net income of approximately $0.14 per fully diluted ADS. Excluding the anticipated effect of non-cash stock-based compensation expense in the amount of $0.5 million, the company expects third-quarter adjusted net income of approximately $0.15 per fully diluted ADS.

“I am very proud of our results for the second quarter of 2005 where we achieved another strong quarter of revenue growth and net profit,” concluded Mr. Yang. “Through our diversified wireless strategy, we have positioned ourselves as one of the leaders in promoting off-deck services to mobile users throughout China while continuing to enhance our on-deck strategies. In order to maintain strong long-term growth and positioning in the marketplace, we have invested in strengthening Linktone’s brand recognition, product development, and on-deck and off-deck marketing of its next generation services. We strongly believe these investments will contribute to the growth of our current business and strategically position Linktone for the development of its future 3G products.”

Use of Non-GAAP Financial Measures

Linktone believes that the supplemental presentation of adjusted net income and net income per ADS calculations, excluding the effect of non-cash stock-based compensation expense, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of infrequent or unusual events. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month and six-month periods of 2005 and 2004, respectively, in the attached financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss second quarter 2005 financial results and third quarter 2005 business outlook at 4:00 p.m. Pacific Daylight Time on August 18 (7:00 p.m. Eastern Daylight Time on August 18; 7:00 a.m. Beijing/Hong Kong time on August 19). The dial-in numbers for the call are 800-218-0713 for U.S. callers and 303-262-2138 for international callers.

A phone replay of the call will be available from August 18 to September 1, 2005 (U.S. Daylight Time). To access this replay, U.S. callers should dial 800-405-2236 and enter code number 11036603; international callers should dial 303-590-3000 and enter the same code number. Also, a webcast of this call will be available live and archived on the Linktone Web site at http://english.linktone.com/aboutus/index.html.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the company’s own marketing channels and through the networks of the mobile operators in China Through in-house development and alliances with international and local branded content partners, the company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the negative consequences to Linktone’s business and financial condition which can arise from the monetary penalties and services suspensions already imposed on it by China Mobile and the risk that it could be subject to additional penalties or suspensions for violations of the mobile operators’ policies, even if the violations are inadvertent; the possibility that the mobile operators in China may continue to adopt new compliance and service initiatives, or change the manner in which they enforce their policies, which could further adversely affect Linktone’s sales and marketing efforts or other aspects of its business; the risk that sales of 2.5G and audio-related services will not continue to grow for whatever reason; the risk that Linktone will be unable to successfully develop new revenue streams that complement wireless value-added services; the risk that Linktone cannot enhance its relationship with China Mobile or increase volume with China Unicom; the risk that the new channels with China Netcom and China Telecom will not develop as management anticipates; Linktone’s ability to effectively integrate Brilliant’s operations with Linktone’s existing operations; whether the Brilliant and Cosmos Digital acquisitions will be accretive to Linktone’s earnings for full-year 2005; the extent to which a new revenue streams and market opportunities will materialize from the Brilliant and Cosmos Digital acquisitions; and Linktone’s ability to leverage the Brilliant acquisition to build a community of casual gamers across online and wireless platforms and to compete effectively in the online casual gaming market in China. Additional risks include: the risk that Linktone will be unable to compete effectively in the wireless value-added services market in China; the difficulties inherent in developing from a company focused on wireless value-added services to a provider of more diverse interactive entertainment products and services; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Lily Jiang Linktone Ltd. Tel: 86-21-6361-1583 Email: ir@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com

—Financial Statements Attached—

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

¡¡	December 31,	¡¡	June 30,
¡¡	2004	¡¡	2005
¡¡	(audited)	¡¡	(unaudited)

Assets	¡¡	¡¡	¡¡

Current assets:	¡¡	¡¡	¡¡

Cash and cash equivalents	63,413,629	¡¡	69,541,115

Short term investments	14,860,365	¡¡	7,414,683

Accounts receivable, net	10,445,535	¡¡	11,898,479

Tax refund receivable	2,597,167	¡¡	4,765,017

Deposits and other receivables	2,900,433	¡¡	6,589,594

Inventory	-	¡¡	9,493

Deferred tax asset	416,632	¡¡	444,450

Total current assets	94,633,761	¡¡	100,662,831

Property and equipment, net	2,527,813	¡¡	2,799,112

Intangible assets	-	¡¡	2,037,976

Goodwill	-	¡¡	2,518,133

Other long term assets	282,784	¡¡	—

Deferred tax assets	763,597	¡¡	763,597

Total assets	98,207,955	¡¡	108,781,649

¡¡	¡¡	¡¡	¡¡

Liabilities and shareholders’ equity	¡¡	¡¡	¡¡

Current liabilities:	¡¡	¡¡	¡¡

Taxes payable	5,078,967	¡¡	4,875,392

Accrued liabilities and other payables	4,181,346	¡¡	6,716,078

Due to related parties	13,792	¡¡	—

Deferred income	-	¡¡	193,473

Deferred tax liabilities	1,115,351	¡¡	1,115,351

Total current liabilities	10,389,456	¡¡	12,900,294

Long term liabilities	¡¡	¡¡	¡¡

Other long term liabilities	149,411	¡¡	84,991

Total liabilities	10,538,867	¡¡	12,985,285

¡¡	¡¡	¡¡	¡¡

Shareholders’ equity	¡¡	¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 253,772,990 and 257,743,160 shares issued and outstanding as of December 31, 2004 and June 30, 2005	25,377	¡¡	25,774

Additional paid-in capital	78,345,352	¡¡	78,587,451

Deferred stock-based compensation	(2,671,018)	¡¡	(1,602,822)

Statutory reserves	1,531,760	¡¡	1,531,760

Accumulated other comprehensive loss	(64,825)	¡¡	(178,819)

Retained earnings	10,502,442	¡¡	17,433,020

Total shareholders’ equity	87,669,088	¡¡	95,796,364

¡¡	¡¡	¡¡	¡¡

Total liabilities, redeemable equity and shareholders’ equity	98,207,955	¡¡	108,781,649

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	12,119,218	17,455,982	21,507,790	32,525,969
Business tax	(522,174)	(821,534)	(1,014,686)	(1,462,229)
Net revenues	11,597,044	16,634,448	20,493,104	31,063,740
Cost of services	(3,697,302)	(5,632,909)	(6,501,714)	(10,504,935)
Gross profit	7,899,742	11,001,539	13,991,390	20,558,805
Operating expenses:
Product development	(658,612)	(1,503,993)	(1,168,271)	(2,558,421)
Selling and marketing	(2,159,629)	(3,418,436)	(3,354,135)	(5,983,504)
Stock-based compensation	(534,146)	(534,147)	(952,807)	(1,068,196)
Other general and administrative	(1,253,874)	(2,366,774)	(2,399,114)	(4,806,628)
Total operating expenses	(4,606,261)	(7,823,350)	(7,874,327)	(14,416,749)

Income from operations	3,293,481	3,178,189	6,117,063	6,142,056

Interest income	192,328	454,374	209,464	1,033,185
Other income	34,530	317,567	34,530	399,174
Income before tax	3,520,339	3,950,130	6,361,057	7,574,415

Income tax benefit/(expense)	-¡¡	(223,832)	—	(643,837)
Net income	3,520,339	3,726,298	6,361,057	6,930,578

Accretion on Series B redeemable preferred share	—	—	(28,206)	—
Amount allocated to participating preference shareholders	—	—	(954,653)	—
Net income attributable to ordinary shareholders	3,520,339	3,726,298	5,378,198	6,930,578

Other comprehensive income:	683	46,419	273	(113,994)
Comprehensive income	3,521,022	3,772,717	6,361,330	6,816,584

Earning per ordinary share:
Basic	0.01	0.01	0.03	0.03
Diluted	0.01	0.01	0.02	0.03
Earning per ADS:
Basic	0.14	0.14	0.27	0.27
Diluted	0.13	0.14	0.24	0.25
Weighted average ordinary shares:
Basic	250,153,065	257,140,443	197,283,362	255,738,674
Diluted	275,536,904	274,993,651	258,228,018	272,704,973
Weighted average ADSs:
Basic	25,015,307	25,714,044	19,728,336	25,573,867
Diluted	27,553,690	27,499,365	25,822,802	27,270,497

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	3,520,339	3,726,298	6,361,057	6,930,578
Stock based compensation expense	534,146	534,147	952,807	1,068,196
Adjusted net income	4,054,485	4,260,445	7,313,864	7,998,774
Non-GAAP diluted earnings per share	0.01	0.02	0.03	0.03
Non-GAAP diluted earnings per ADS	0.15	0.15	0.28	0.29
Number of shares used in diluted	275,536,904	274,993,651	258,228,018	272,704,973
per-share calculation
Number of ADSs used in diluted per-	27,553,690	27,499,365	25,822,802	27,270,497
share calculation